UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Commission File Number 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ CARLOS E. GALVEZ PINILLOS

Name: Carlos E. Galvez Pinillos

Title: Chief Financial Officer

Date: October 27, 2017

Buenaventura Announces Retirement of Vice President and CFO Carlos Gálvez

Leandro García Promoted to Chief Financial Officer

LIMA, Peru--(BUSINESS WIRE)--October 27, 2017--Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced the retirement of Mr. Carlos Gálvez, Vice President and Chief Financial Officer, after almost forty years with the Company. Mr. Leandro García, Buenaventura’s Controller, will succeed Mr. Gálvez as Vice President and CFO effective December 1, 2017, to lead Buenaventura’s financial, commercial and administrative departments.

Mr. Roque Benavides, Chairman of Buenaventura’s Board of Directors commented, “For nearly four decades, Carlos’s business acumen and expertise have been significant assets to both the Board and the management team at Buenaventura. He has made considerable contributions which, together with his leadership of the Finance and Administration teams, have been instrumental to our Company’s growth and success, and have also played an important role in building Buenaventura’s reputation internationally. While Carlos will be missed, we are confident he will be successful in any future endeavors he may pursue.”

Mr. Victor Gobitz, Chief Executive Officer commented, “In the last 10 months since I joined Buenaventura´s senior management team, Carlos has been a valuable mentor.” He continued, “We are very enthusiastic to have someone of Leandro’s abilities and experience taking the reins as Vice President and CFO. Leandro has been with Buenaventura for a total of over 16 years, demonstrating his remarkable leadership skills as well as developing a deep understanding of our Company and culture, which, combined with his substantial professional expertise, will drive Buenaventura´s growth for years ahead.”

Mr. Gálvez has served as Buenaventura’s Vice President and CFO since 2001, when he was promoted from Deputy Manager of Finance and Information Systems. He joined Buenaventura in 1978, and is currently Alternate Director in Cerro Verde and Alternate Member of the Executive Board of Yanacocha. Further, Mr. Gálvez is currently Director of nine of Buenaventura’s subsidiaries including Sociedad Minera El Brocal, Empresa de Generación Huanza, Consorcio Energético de Huancavelica, and Contacto Corredores de Seguros. Mr. Gálvez is retiring at age 65, which is in line with the policy that he himself established to ensure the future generations of Buenaventura employees’ professional development.

Mr. Leandro García served as Buenaventura’s Treasurer from 1990 to 1997 and as Financial and Commercial Manager of Sociedad Minera El Brocal until 2000. Mr. García briefly left the Company to become General Manager of BTL Drugstores until 2005 and General Manager of Inkafarma drugstores until June 2011. He then rejoined Buenaventura as Controller in July 2011.

Mr. García received a bachelor’s degree in Business Administration and Accounting from Universidad del Pacífico in Lima, Peru in 1990. He holds an MBA from the University of Miami and completed Harvard Business School’s Advanced Management Program in 2017.

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious metals Company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines and through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Mallay*, Julcani*, Tambomayo*, El Brocal, La Zanja and Coimolache) and is developing the San Gabriel Project.

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer and 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

For a printed version of the Company’s 2016 Form 20-F, please contact the persons indicated above, or download a PDF format file from the Company’s web site.

(*) Operations wholly owned by Buenaventura

CONTACT:
For Compañia de Minas Buenaventura S.A.A.
In Lima:
Carlos Galvez, (511) 419 2540
Chief Financial Officer
or
Rodrigo Echecopar, (511) 419 2591
Investor Relations Coordinator
rodrigo.echecopar@buenaventura.pe
or
In NY:
Barbara Cano, (646) 452 2334
barbara.cano@mbsvalue.com
Company Website: www.buenaventura.com